FILED BY EXPRESS SCRIPTS HOLDING COMPANY

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANIES: EXPRESS SCRIPTS HOLDING COMPANY AND CIGNA

CORPORATION

COMMISSION FILE NO. 001-35490

The following communication was posted to an Express Scripts Holding Company intranet site available to its employees on March 8, 2018.

Cigna Announcement Talking Points

Earlier today, Cigna and Express Scripts announced a $70 billion acquisition, which will create the nation’s leading healthcare services company. Cigna and Express Scripts bring together the best in pharmacy and medical benefits management, which will help us do even more to improve patient care, create innovative solutions, and protect payers’ budgets across our commercial, health plan, government agencies and individual PDP lines of business.

We encourage you to proactively meet with your teams as soon as possible (ideally today) and share with them our perspective on the deal. Talking points and FAQs are included, and if you have any additional questions that you cannot answer, please send them to CommC@express-scripts.com

In conversations with employees, it is important to listen to concerns and answer questions as directly and honestly as you can. Do not speculate, and remember that we continue to be separate companies until a deal is finalized. In the meantime, we will all focus on our work serving clients and patients.

All employees will receive an email from Tim Wentworth, and additional information and a mailbox for employee questions will be available on the Hub. All questions related to the acquisition should be submitted to CommC@express-scripts.com

What Does this Announcement Mean for Me?

•	There is no immediate change to our day-to-day work. We continue business as usual. Stay focused on serving patients our and clients.

•	You will have questions about your job and what, if anything, will happen. It is too soon to say what impact there will be. We are committed to communicating with you openly, honestly and regularly throughout the acquisition process. We also will provide Q&A for you on the Hub and in other venues, and will provide ways for you to ask questions and get direct answers.

•	Deals of this size may take several months to be reviewed by regulatory agencies, and while there is no guarantee of approval, we are confident in the companies’ ability to make a strong case for the benefits of building a new healthcare leader.

•	We are excited about the potential of a combined company that, if approved, will build upon our legacy of making healthcare simpler to access, improving patient care, and protecting payer budgets.

Key Points

CREATING GREATER VALUE AND AFFORDABILITY BY MAKING HEALTHCARE SIMPLER

•	We will do more to make the healthiest decisions, the easiest decisions.

•	Our new health care model is built on choice, alignment and value:

•	Patients: Making healthcare simpler to use.

•	Physicians: Reducing administrative burden by adding our technology to provider expertise.

•	Payers: Creating value through alignment on what matters most: delivering best-in-class pharmacy and medical trend management.

•	Employees: Transforming healthcare on a bigger scale.

THE OPPORTUNITY IS EXCITING, BUT THERE IS ALSO THE REALITY OF CHANGE

•	Our focus today and going forward is the same: take great care of patients and clients.

•	The great news: Our work is highly valued, and our collective opportunity to improve healthcare will get a lot bigger. Our approach to pharmacy benefit management works.

•	Any acquisition means reorganization, but this acquisition is different:

•	There aren’t as many areas of overlap between Cigna and Express Scripts. We can’t predict the future, but we know our company will be expanding its work, as Cigna moves some of its businesses to our organization.

•	Important difference: We are used to acquisitions between PBMs. For example, the last acquisition we did was adding one PBM (Medco) to another PBM (Express Scripts). The proposed combination with Cigna is different. This is an acquisition between two healthcare companies that do different kinds of work: Cigna is a health insurer and we are a PBM. We complement each other and, together, can better manage the needs of a patient from pre-diagnosis to treatment to cure.

•	Our headquarters remain in St. Louis, we continue to operate as Express Scripts, and the importance of our work has never been greater.

•	Post-closing, the combined company will make an incremental investment of $200 million in its charitable foundation, to support the communities in which it operates, and with the continued focus on improving societal health.

A LOOK AHEAD

•	News about an acquisition can be unsettling. It is normal to think about what may happen in the future.

•	We will communicate what we know when we know it. We do not have any more information than what we have shared today.

•	Deals of this size take time. It could be completed by the end of the year. Even though we are realistic and optimistic, there are no guarantees.

•	Our everyday work does not change at all. In fact, it’s more important than ever to have no disruptions as we go out to retain clients and win new business.

•	If you have questions, we will provide many ways to get the answers you need.

•	Our work is important, and, should the combination be approved, all of us will have a bigger opportunity to do more to make healthcare simpler.

•	Thank you for all you do.

FORWARD LOOKING STATEMENTS

Cautionary Notes on Forward Looking Statements

Information included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the “SEC”) and press releases or other public statements, contains or may contain forward-looking statements. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions.

Forward-looking statements, as they relate to Express Scripts Holding Company or Cigna Corporation, the management of either such company or the transaction, involve risks and uncertainties. Actual results may differ significantly from those projected or suggested in any forward-looking statements. Express Scripts Holding Company and Cigna Corporation do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Any number of factors could cause actual results to differ materially from those contemplated by any forward-looking statements, including, but not limited to, the risks associated with the following:

*	the inability of Express Scripts Holding Company and Cigna Corporation to obtain stockholder or regulatory approvals required for the merger or the requirement to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals;

*	a longer than anticipated time necessary to consummate the proposed merger;

*	problems regarding the successful integration of the businesses of Express Scripts Holding Company and Cigna Corporation;

*	unexpected costs regarding the proposed merger;

*	diversion of management’s attention from ongoing business operations and opportunities;

*	potential litigation associated with the proposed merger;

*	the ability to retain key personnel;

*	the availability of financing;

*	effects on the businesses as a result of uncertainty surrounding the proposed merger; and

*	the industry may be subject to future risks that are described in SEC reports filed by Express Scripts Holding Company and Cigna Corporation.

You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of Express Scripts Holding Company and Cigna Corporation described in their respective filings with the SEC, when reviewing any forward-looking statement. These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995. Investors should understand it is impossible to predict or identify all such factors or risks. As such, you should not consider either foregoing lists, or the risks identified in SEC filings, to be a complete discussion of all potential risks or uncertainties.

IMPORTANT INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the proposed transaction, Halfmoon Parent, Inc. (“Holdco”) intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Cigna Corporation and Express Scripts Holding Company that also constitutes a prospectus of Holdco. Cigna Corporation and Express Scripts Holding Company also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Holdco, Cigna Corporation and Express Scripts Holding Company with the SEC at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Cigna Corporation will be available free of charge on Cigna Corporation’s website at www.cigna.com or by contacting Cigna Corporation’s Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts Holding Company will be available free of charge on Express Scripts Holding Company’s website at www.express-scripts.com or by contacting Express Scripts Holding Company’s Investor Relations Department at (314) 810-3115.

PARTICIPANTS IN THE SOLICITATION

Cigna Corporation and Express Scripts Holding Company and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of directors and executive officers of Cigna Corporation (and, in some instances, Holdco) in Cigna Corporation’s Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 28, 2018, and its preliminary proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 2, 2018. Investors may obtain information regarding the names, affiliations and interests of Express Scripts Holding Company’s directors and executive officers in Express Scripts Holding Company’s Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018, and its proxy statement for its 2017 Annual Meeting, which was filed with the SEC on March 17, 2017. You may obtain free copies of these documents at the SEC’s website at www.sec.gov, at Cigna Corporation’s website at www.cigna.com or by contacting Cigna Corporation’s Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts Holding Company will be available free of charge on Express Scripts Holding Company’s website at www.express-scripts.com or by contacting Express Scripts Holding Company’s Investor Relations Department at (314) 810-3115. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the joint proxy statement/prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.